Exhibit 99.(a)(4)

June 13, 2008

Dear Shareholder,

        On June 2, 2008, Unity Acquisition Corp. (the "Purchaser") commenced a tender offer to acquire for $26.00 per share all of the outstanding shares of common stock of USANA Health Sciences, Inc. ("USANA") not already owned by the participants in the tender offer. The Purchaser was organized by Gull Holdings, Ltd., the majority shareholder of USANA, and certain other shareholders participating in the tender offer, including Myron W. Wentz, Ph.D., USANA's Chairman and Chief Executive Officer, and David A. Wentz, USANA's President. As disclosed in the tender offer participants' offer to purchase, as of May 28, 2008, the tender offer participants owned or controlled approximately 67.9% of USANA's outstanding common stock.

        In response to the tender offer, the USANA board of directors established a Special Committee of independent directors to evaluate the tender offer on behalf of the company and its shareholders. The Special Committee consists of Robert Anciaux, Jerry G. McClain and Ronald S. Poelman.

        Enclosed is a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") that has been prepared on behalf of USANA and authorized by the Special Committee, containing certain information concerning the tender offer. The Special Committee has determined that it is unable to take a position with respect to the tender offer at the current time for the reasons set forth in the enclosed Statement.

        The Special Committee requests that shareholders of USANA take no action and not tender their shares of common stock of USANA in the tender offer at the current time, and instead defer making a determination whether to accept or reject the tender offer until the Special Committee has advised the shareholders of its position or recommendation, if any, with respect to the tender offer.

        The Special Committee encourages you to review the Statement in its entirety and to consult with your own tax and other advisors to determine the particular consequences to you of the tender offer.

        Thank you for your careful consideration of this matter.

Sincerely,
Ronald S. Poelman Chairman of the Special Committee